345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

December 13, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Kyle Wiley
Mr. Jeff Kauten

Re:	LBBB Merger Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed November 21, 2023
File No. 333-268343

Dear Mr. Wiley and Mr. Kauten:

On behalf of LBBB Merger Corp. (the “Company”), we are hereby responding to the letter, dated December 6, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4, File No. 333-268343 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 5 to the Registration Amendment (“Amended Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Amendment No. 4 to Registration Statement on Form S-4

Nature’s Miracle’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the nine months ended September 30, 2023 and 2022, page 148

1.

Please tell us why you deleted disclosure on page 148 that provided a quantitative analysis about the changes in revenue and cost of revenue for periods presented.

We advise the Staff that we have removed the analysis of the individual company’s changes in revenue and cost of revenue as Nature’s Miracle believes it is more useful to the readers of the financial statements to understand and evaluate Nature’s Miracle’s operating performance on a consolidated basis consistent with the way Nature’s Miracle’s CODM manages Nature’s Miracle’s business and makes operating decisions. It is more useful for the readers to understand the primary drivers that affects Nature’s Miracle’s operating results as a whole. Although financial data and separated analysis of revenue and cost for each subsidiary would be available, the information was at a level below Nature’s Miracle’s operating and reportable segment and not necessary to understand its operations.

Please provide a more robust analysis for the significant decreases in revenue and cost of revenue both in quantitative and qualitative terms. For example, expand on your discussion of slower customer demand and the more competitive market that led to the significant decrease in revenue and note the primary drivers of these changes and if you expect them to be temporary or permanent. We refer to guidance in Item 303 of Regulation S-K.

Response: The disclosure on pages 150 of the Amended Registration Statement has been revised in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Balance Sheet As of September 30, 2023, page 170

2.	We note you show a negative cash balance in your pro forma combined balance sheet. Please revise, to show this balance as a liability / bank overdraft.

Response: The negative cash balance under the full redemption scenario has been shown as a bank overdraft for the pro forma combined balance sheet. The disclosure on pages 173 and 178 of the Amended Registration Statement has been revised in response to the Staff’s comment.

Nature’s Miracle, Inc.

Notes to Unaudited Consolidated Financial Statements

Note 3 - Basis of presentation and summary of significant accounting policies

Segment reporting, page F-14

3.	We note your response to our previous comment 7. Please expand your response to:

●	Tell us what financial information is provided to your chief operating decision maker (i.e., CODM) and the frequency in which it is provided.

Response: Nature’s Miracle’s CODM oversees sales and inventory matters through weekly and monthly meetings, meticulously evaluating both realized and potential issues associated with customers and vendors. At a quarterly interval, the CODM is provided with comprehensive consolidated financial information, encompassing revenues, cost of sales, and gross margin (as elucidated in the third bullet point below), accompanied by thorough explanations for any variances. Furthermore, on a quarterly basis, the CODM receives a comprehensive financial reporting package that encompasses consolidated budget figures, consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flow. This structured and recurrent reporting framework ensures a robust and informed oversight of the company’s financial performance and strategic positioning.

●	Tell us the title and describe the role of each of the individuals who reports to your CODM.

Response: Zhiyi (Jonathan) Zhang, President - President is responsible for operation and marketing matters. He works closely with COO to formulate the company’s marketing strategy and also the operational details.

Darin Carpenter, Chief Operating Officer - COO is in charge of the company’s operation including but not limited to procurement of supplies, inventory management, marketing to new customers and service to existing customers. He is also seeking acquisition and new business opportunities.

George Yutuc, Chief Financial Officer - CFO is in charge of the company’s financial reporting, internal control, fund raising, acquisition and communication with investors.

Varto Levon Doudakian, Vice President – VP is primarily responsible for marketing and sales. He is in charge of the company’s sales force and also the marketing to new customers and interaction with existing customers.

●	Tell us how often the CODM meets with each of his direct reports, the nature of any financial information the CODM receives or discusses with his direct reports when they meet, and the other participants at those meetings.

Response: The CODM meets with his direct reports on a weekly basis (generally on Monday) to discuss the consolidated financial information provided to him. Participants include the CFO, President, COO and VP of Marketing. For the weekly meeting, discussion topics include sales and marketing trends, operations matters, acquisition opportunities, financing and accounting issues, etc. All executives discuss his tasks and goals for the week and the CODM discusses the overall planning for the company for the upcoming week. Meeting minutes are generally prepared.

On a weekly and monthly basis, the CODM reviews and discusses both actualized and potential challenges related to customers and vendors, ensuring vigilant oversight of sales and inventory matters.

On a quarterly basis, the CODM is furnished with a comprehensive financial reporting package. This package encompasses a consolidated budget, consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flow, providing a holistic view of the company’s financial landscape. This structured reporting regimen enhances the CODM’s ability to make informed strategic decisions and monitor the overall financial health of the organization.

Lakeshore Acquisition II Corp.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 7 - Commitments and Contingencies

Bonus Shares, page F-92

4.	We note based on your disclosure on page F-92 that as of September 30, 2023 you committed to issue an aggregate of 56,000 bonus shares of PubCo related to loan agreements entered into in March, July, August, and September 2023. Disclose how you plan to account for the issuance of the bonus shares. Refer to your basis in accounting literature. Tell us how you considered the presentation of these issuances in your pro forma unaudited financial statements.

Response: Although the commitments of issuing these bonus shares are in connection with loans that have already been lent to Lakeshore, they also have the following features: (i) the issuance is contingent on the completion of proposed business combination between Nature’s Miracle and Lakeshore, which is an uncertain event by the time the financial statements of Lakeshore was prepared and issued; (ii) the shares to be issued will be shares of PubCo, which will be the surviving listing company after business combination.

Guided by ASC 718, these bonus shares qualify as performance-based awards, and the compensation expense should not be recorded until it is probable when the performance condition will be met. Therefore, these bonus shares shall not be recognized into cost and liability of Lakeshore before the completion of business combination.

The adjustment L and adjustment BB of the pro forma unaudited financial statements have included the pro forma accounting treatment of these bonus shares of PubCo (together with other bonus shares of PubCo in connection with Lakeshore’s commitments or agreements subsequent to September 30, 2023). They are reflected in the unaudited pro forma combined balance sheet at $10.00 per share and cause (i) an increase of $560,000 in paid-in capital and additional paid-in capital; and (ii) a decrease of $560,000 in retained earning. They are also reflected in the unaudited pro forma combined income statement as increase of $560,000 financial expenses for the year follows the business combination. Please refer to the disclosure on page 178 and page 179 of the Amended Registration Statement.

General

5.	We note your disclosure on page 174 that “under this full redemption scenario, the cash position of the combined PubCo would be negative without any further financing.” Given the net tangible asset requirement to complete the Business Combination and the significant number of redemptions to date, please revise your disclosure where relevant to discuss the likelihood of any additional financing and whether you intend to waive this condition if necessary.

Response: The disclosure on pages 87 and 88 of the Amended Registration Statement has been revised in response to the Staff’s comment.

Please do not hesitate to contact Giovanni Caruso, Esq. at (212) 407-4866 of Loeb & Loeb LLP or David Manno, Esq. at (212) 981-6772 of Sichenzia Ross Ference Carmel LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

cc:
Bill Chen, LBBB Merger Corp.
James Li, Nature’s Miracle, Inc.

4